Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
December 29, 2015

OVERSTOCK.COM, INC.

Overstock.com, Inc. (referred to herein as “us,” “we,” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On December 22, 2015, the Company became aware that CoinTelegraph, an online service, published an article dated December 19, 2015 discussing the Company’s Registration Statement as well as certain recent developments regarding the Company’s digital securities activities.  The article purported to quote Jonathan Johnson, Chairman of the Company, several times.  As noted below, Mr. Johnson was never interviewed by the reporter or anyone else affiliated with CoinTelegraph, and did not make any of the statements attributed to him in the article.

The full text of the article published by CoinTelegraph is attached below.  Any publication by any news service, including CoinTelegraph, that references the information contained in the article attached below is subject to the corrections and clarifications set forth in this free writing prospectus.

The article published by CoinTelegraph was not prepared or reviewed by the Company, any of its affiliates or any other offering participant prior to publication.  CoinTelegraph is wholly unaffiliated with the Company and any other offering participants and, as of the date of this free writing prospectus, none of the Company, any other offering participant, and any of their respective affiliates have made any payment or given any consideration to CoinTelegraph in connection with the article described in this free writing prospectus.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement.  Mr. Johnson did not make any of the statements attributed to him in the article, and the statements in the article are not endorsed or adopted by the Company or any other offering participant. A subsequent version of the article, also dated December 19, 2015, appears to have been altered to attribute the quotes to Patrick Byrne, the Company’s Chief Executive Officer.  Dr. Byrne also was not interviewed by the reporter or anyone else affiliated with CoinTelegraph.  Dr. Byrne has made statements that are similar to the statements attributed to him in the subsequent version of the article, but many of the statements in the article are incorrect.

You should carefully evaluate the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to article published by CoinTelegraph:

•                  Mr. Johnson was never interviewed by the reporter or anyone else affiliated with CoinTelegraph, and did not make any of the statements attributed to him in the article.

•                  The Company has neither used the Blockchain to issue private stocks nor bypassed any administrative or regulatory requirements.  During 2015, the Company did issue a privately placed bond in a transaction exempt from the registration requirements of the Securities Act of 1933.

•                  The article states that open reports published by the Company demonstrate that the SEC has endorsed various matters.  The SEC has not endorsed any such matters. The action taken by the SEC to declare the Registration Statement effective and the effectiveness of the Registration Statement do not represent the SEC’s approval of the Registration Statement and do not indicate that the SEC has in any way passed upon the merits of, or given approval to, the Company’s securities.  The Company remains fully responsible for the adequacy and accuracy of the Registration Statement.

•                  The Company’s majority—owned subsidiary Medici, Inc., d/b/a tØ.com, owns a 24.9% interest in Pro Securities LLC.  Pro Securities LLC is a registered broker-dealer that operates a registered alternative trading system (ATS).  The description of the ATS in the article should be limited to the information contained in this bullet point.

•                  tØ.com does not offer assistance with managing financial securities and does not offer apparatuses that let organizations loan and acquire offers through the Blockchain.

•                  All of the statements in the article should be limited strictly to the information contained in the Registration Statement.

•                  As described in the Registration Statement, with respect to any securities of the Company that are publicly issued as digital securities, the ownership and transfer of such digital securities will be recorded on a proprietary ledger that will be publicly distributed.  The validity of the publicly available copies of the proprietary ledger can be mathematically proven utilizing cryptographically-secured distributed ledger network technology, which the Company currently anticipates will be the technology used by the Bitcoin blockchain.

Full Text of CoinTelegraph Article

Author Jacob Timp

Blockchain-Issued Market Shares Officially Approved, Despite Questionable Details

Online retailer Overstock, in accordance with the Securities and Exchange Commission, has affirmed an arrangement to issue organization stock through the

Internet, flagging a huge change in the way financial securities will be disseminated and exchanged in the years to come.

Over the previous year, Overstock and its visionary chairman, Jonathan Johnson, have created an innovative experimental method for issuing financial securities through the Blockchain, the boundless online record supporting the Bitcoin Digital Currency. The Blockchain is essentially an enormous database that keeps running over a worldwide system of computers. With Bitcoin, this record tracks the trading of currency. In the same way, it can also track the trading of other stores of value, including Stocks, Bonds and other financial securities. Overstock has officiallyused the Blockchain to issue private stocks, which bypassed express administrative endorsement requirements. Presently, the SEC has told the organization it can issue open securities similarly.

Open reports published by Overstock demonstrate that the SEC has endorsed a changed Form S-3 that would permit the organization to issue open securities by means of a Blockchain-based innovation. It’s undetermined when the organization will actually issue an open security on the Blockchain. “You can expect it is on our list of goals for 2016,” Johnson told cointelegraph.

Overstock manufactured its innovation under the alias Tø, and it intends to offer this “cryptosecurity” technology to different businesses, so that they also can issue stock by means of the Blockchain. Every business would need separate endorsement from the SEC, however Overstock could use the framework to issue stock for an outsider before issuing its own.

Johnson trusts the innovation “can do for the capital business sector what the Internet has done for its customers.” It is intended to give a secure, straightforward, dependable, and generally programmed method for following who owns a given security at any time. And in Johnson’s vision, it could supplant the frameworks running New York and Nasdaq stock trades. Such a framework could wipe out a considerable number of the brokers who have customarily controlled the business sector, and because of its innovative exactness, it could close certain business sector provisos. “There are a wide range of approaches to fix the business sector”.

Tø is currently just one of a few endeavors undertaking to rethink the financial markets through the Blockchain. Indeed, even Nasdaq is taking a look at it. Nasdaq OMX, the organization behind the Nasdaq stock market, is building a framework that uses the Blockchain to regulate exchanges privately owned businesses, yet the organization says it could likewise apply comparable tech to the general securities exchanges.

For Ronald Kirk, counsel with the universal law office Gibson Dunn, who spends significant time in Blockchain innovation, this task indicates what the Blockchain can accomplish for such a large number of business sectors.

“It can not just guarantee that there’s security in the exchange, however it gives a full record of possession for things like corporate securities and shares, It can expand simplicity, lessen expenses, and evacuate the go between—for this situation expand a usual trade or dealer.”

He calls the Overstock arrangement “exceptionally fascinating” however noticed this is a new region and the administrative landscape can be precarious because there’s a minimal point of reference for an innovation such as this. In fact, numerous financial specialists may be careful about using such an innovation. Trading is a conservative industry, all things considered. Yet, with such a variety of outfits beginning to work on this sort of innovation, including names like the Nasdaq, opinions are ready to change.

Past Bitcoin Endeavors

In mid 2014, Overstock became the biggest online retailer to accept Bitcoin, letting consumers purchase everything from cell phone cases to outdoor furniture with the advanced currency. Johnson hails the innovation as a method for liberating our cash framework from the impulses of Banks  and huge government.

Today, Bitcoin represents a minor division of sales on the site, however Johnson trusts the innovation will continue — and that the Blockchain, the invention behind the innovation, will have a similarly enormous effect on money markets. 10 years ago, Overstock succumbed to aWall Street exposed short offering, and Johnson trusts an advanced record can, in addition to other things, close the sort of escape clauses that made bare shorting conceivable. Essentially, exposed shorting involves offering shares that do not really exist. Something like the Blockchain’s technology could give a method for accounting for all shares, at all times.

In the fall of last year, Johnson announced that Overstock was using Blockchain technology to develop a framework that would permit the organization to issue stock over the ‘net. And the previous spring, it filed papers looking for SEC endorsement for such an undertaking. For reasons unknown, Overstock has obtained a 25 percent stake in an outfit called PRO Securities, and the framework will work through this organization. Expert Securities—now Tø—is an option exchanging framework, or ATS, a distinct option for focal stock trades, for example, the NASDAQ, the New York Stock Exchange, and others. It’s controlled by the SEC, and in an administration recording recently, the organization revised its contract to say it may handle exchanges computerized securities using innovation with the Blockchain.

A $950 Billion Market Share

The arrangement is set to transform Tø into a business that can offer different organizations assistance with managing financial securities through the Blockchain. And this is now going on. As well as issuing private bonds, Tø offers apparatuses that let organizations loan and acquire offers through the Blockchain. This is intended to replace the conventional agents regulating the $954 billion stock credit market in the US—and close the sort of stock settlement escape clause that permits brokers to strip “short offer” shares they hadn’t really obtained.

As indicated by Overstock and Tø, some flexible Investments and different outfits have tried this framework. And Tø would like to expland its Blockchain innovation into different parts of the business sector. In its recording with the SEC, Overstock explained how it could issue as much as $500 million in shares and different securities through Blockchain innovation, and while the early offerings will be hardly more than a proof of concept, this represents the best approach to something larger and more developed. “This may be a problem we see no matter what perspective you use to look at it—however there are any of various issues that would should be resolved, I’m certain more companies will follow this idea”.

While it appears that everyone is very excited about this breakthrough, the real question is: when will this idea enter the mainstream and become a market-wide initiative?

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.